October 13, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                Rolf Sundwall

Mark Brunhofer

Re:          CompoSecure, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 14, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 9, 2022

File No. 001-39687

Dear Mr. Sundwall and Mr. Brunhofer,

This letter is being submitted on behalf of CompoSecure, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 14, 2022 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Commission on August 9, 2022 (the “Form 10-Q”), as set forth in your letter dated September 22, 2022 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following each corresponding comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Form 10-K (except for in the case of comment #7, where capitalized terms used in the response but not defined have the meanings ascribed to such terms in the Form 10-Q). All page references refer to page numbers of the Form 10-K (except for in the case of comment #7, where page references refer to page numbers of the Form 10-Q).

Form 10-K for the Fiscal Year Ended December 31, 2021

Business, page 7

1.	At the top of page 8 you provide your net revenues and Adjusted EBITDA for 2021 and 2020. Please represent to us that in future filings you will balance your disclosure of non-GAAP Adjusted EBITDA by providing the most directly comparable GAAP measure with greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations (CDIs) for Non-GAAP Financial Measures, updated April 4, 2018.

Division of Corporation Finance

Office of Finance

October 13, 2022

Response: The Company respectfully advises the Staff that the Company will be updating its disclosure in future filings by providing the most directly comparable GAAP measure with greater prominence, in substantially the following manner (new language in italics):

For the fiscal years ended December 31, 2021 and 2020, the Company achieved net sales of $268 and $261 million and net income of $83 million and $78 million, representing net income margins of 31% and 30% of net sales, respectively. The Company achieved adjusted EBITDA of $102 and $116 million, representing 38% and 44% Adjusted EBITDA margin, respectively. Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that may be different from non-GAAP financial measures used by other companies. For a reconciliation of Adjusted EBITDA to net income, please see Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures.

2.	Please expand on the operation of your Arculus Ecosystem beginning on page 8 by telling us how it functions. In your response, please address the following:

●	Although you do not expect to directly buy or swap cryptocurrencies for your customers, tell us where those assets will be stored. Clarify for us whether the crypto-assets will be stored in your Arculus Wallet and, if so, whether they are stored in your app or in the Arculus Cold Storage Wallet.

●	Confirm for us that a customer's private key will only be stored in the Arculus Cold Storage Wallet, or tell us where the private key is stored.

●	Tell us what happens if the Arculus Cold Storage Wallet in the form of the Arculus Keycard is lost by or stolen from the customer. Explain whether your system maintains a backup of that information or whether there is any way to retrieve the information stored on the keycard.

●	Tell us your consideration of the custody guidance in SAB 121. Explain whether you are obligated under your agreements to safekeep customers' crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system.

Response: The Company respectfully refers the Staff to the detailed description of the functions of the Arculus WalletTM (the initial product derived from the Arculus Ecosystem described on page 8 of the Form 10-K), further described under the heading “Key Products” on pages 11 to 15 of the Form 10-K and discussed below.

●	The Arculus Ecosystem (including, for the avoidance of doubt, the Arculus Wallet) does not hold or store any digital assets. As further described under “Key Products,” particularly in the step-by-step examples included on pages 12 to 15, digital assets are, instead, stored on the Blockchain. The Arculus Wallet (consisting of the smartphone App and the Arculus KeyTM card) stores the customer’s private keys (on the Arculus Key card) and displays the customer’s digital assets on the smartphone App. At no time are digital assets physically stored on the smartphone App or the Arculus Key card.

Division of Corporation Finance

Office of Finance

October 13, 2022

●	As described under “Key Products,” a customer’s private keys are stored on the Arculus Key card, which is only one component of the Arculus Cold Storage Wallet. The customer’s private keys are not stored in the smartphone App (the companion component of the Arculus Cold Storage Wallet), nor are they stored in any type of custodial or similar account that is under the control or within the custody of Arculus.

●	The purpose of self-control of private keys, as provided by the Arculus Wallet and Arculus Key card is that only the customer controls their private keys. The Company (and Arculus) do not have access to, and do not maintain a back-up record of, the customer’s private keys. Consistent with this purpose, when the customer first sets up the Arculus Wallet and Arculus Key card, the smartphone App prompts the customer to create a 12-word secret recovery passphrase. If the Arculus Key card is stolen or lost, the customer can simply purchase a new Arculus Key card and restore the account to the new card by using the recovery passphrase to create new private keys. Customers are advised during the start-up process to save and securely store their recovery passphrase (other than in the Arculus Wallet or Arculus Key card, which do not offer any storage functionality for this purpose). Typical storage approaches for a recovery passphrase are to write it down on a piece of paper and securely store the piece of paper in a secure location, such as a home safe, bank safe deposit box, or similar.

●	The Company has reviewed the guidance in SAB 121. However, the Company respectfully advises the Staff that Arculus’ business model, and the functionality of its Arculus Wallet and Arculus Key card do not involve Arculus taking custody or control of its customers’ digital assets, private keys, or any other cryptographic key information necessary to secure and transact in the crypto-assets, and Arculus’ contractual arrangements with its customers specifically state that Arculus does not safeguard the customer’s private keys or recovery phrase. Specifically, Section 2(b) of the Company Arculus Wallet Terms of Use (which each customer affirmatively accepts in connection with setting up their Arculus Wallet) and Section 2.4 of the Company Arculus Key Card Terms of Sales (which each customer affirmatively accepts when purchasing an Arculus Key card), set forth a clear and specific statement that Arculus is not responsible for safeguarding the customer’s private keys or recovery phrase, as follows:

“2(b) … You acknowledge that Arculus is not responsible or liable for safeguarding Your private keys and recovery phrase. Furthermore, Arculus is not responsible for any loss of Digital Assets resulting from theft, loss, or mishandling of encrypted private keys or recovery phrases outside Our [Arculus] control.”

and

Division of Corporation Finance

Office of Finance

October 13, 2022

“2.4 … You acknowledge that Arculus is not responsible or liable for safeguarding Your private keys and recovery phrase. Furthermore, Arculus is not responsible for any loss of Digital Assets resulting from theft, loss, or mishandling of encrypted private keys or recovery phrase outside Our [Arculus] control.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures, page 66

3.	In your earnings releases and accompanying presentation materials furnished as exhibits to Item 2.02 Forms 8-K for the periods ended December 31, 2021 and June 30, 2022 filed March 10, 2022 and August 4, 2022, respectively, you disclose Full Year 2022 Guidance for your Adjusted EBITDA without providing a reconciliation to the most directly related GAAP measure. Please represent to us that in future materials furnished on Forms 8-K you will include such a reconciliation or, alternatively, a statement that the information could not be presented without unreasonable efforts under Regulation S-K, Item 10(e)(1)(i)(B). Refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(B)of Regulation S-K and Question 102.10 of the CDIs for Non-GAAP Financial Measures, updated April 4, 2018.

Response: The Company respectfully advises the Staff that, in future materials furnished on Form 8-K including forward-looking Adjusted EBITDA presentations, the Company will include either a reconciliation (as contemplated by Regulation G) or a statement that the information could not be presented without unreasonable efforts. By way of example, the following is language used by the Company for such purpose in its definitive merger proxy statement in 2021, and the Company would expect to use similar language in the future:

“Due to the forward-looking nature of the foregoing projections, specific quantifications of the charges excluded from the non-GAAP financial measures, including with respect to depreciation, amortization, interest and taxes, that would be required to reconcile the non-GAAP financial measures included in such projections to GAAP measures are not available so it is not feasible to provide accurate forecasted non-GAAP reconciliations without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.”

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 83

4.	Please tell us your revenue recognition policies for each of the products and services under your Arculus Ecosystem and reference for us the authoritative literature you rely upon to support your accounting. In your response, please ensure you address the following:

●	Identify for us each product and service you currently provide and expect to provide within the next year.

Division of Corporation Finance

Office of Finance

October 13, 2022

●	Tell us whether you accept or will accept cryptographical assets in payment for your products and/or services, and if so how you account, or will account, for receivables denominated in crypto-assets and the crypto assets actually received.

●	Tell us the amount of revenues earned for each product and service in 2021 and each of the first and second quarters of 2022.

●	Tell us your consideration for disclosing your revenue recognition policy for these products and services in your 2021 Form 10-K and/or 2022 Forms 10-Q.

●	Tell us your consideration for disclosing the amounts of revenue recognized for these products and services in your 2021 Form 10-K and 2022 Forms 10-Q under the disaggregation requirements in ASC 606-10-50-5.

Response: The Company respectfully advises the Staff that the Company recognizes revenue in accordance with accounting standard ASC 606 when the performance obligations under the terms of the Company’s contracts with its customers have been satisfied. The revenue recognition policy is disclosed in note 2 of the Form 10-K’s Notes to Consolidated Financial Statements. With respect to the Arculus Ecosystem, the Company currently primarily generates revenue through upfront sales fees for its Arculus Key card, which is currently sold to consumers either direct through Arculus’ website or indirectly through other sellers (such as Amazon and Walmart). The Arculus Key card is used in conjunction with the Arculus Wallet, a smartphone app available for free download from the Apple Store and Google Play store. The Company also offers Arculus Ecosystem products and services to business customers. In the future, the Company expects to generate revenue from business customers through the sale of key cards (which may be Arculus branded, co-branded or customer-branded), as well as transaction processing fees and or subscription fees (i.e., service fees).

The Company respectfully advises the Staff that the Company expects to accept cryptographical assets in the future in payment for its products and/or services. The Company, however, will not hold the cryptographical assets on its books and has arranged to immediately convert the assets to a fiat currency (i.e., U.S. dollars) using a third-party service provider. The revenue will be recognized at the time of conversion to U.S. dollars.

The Company respectfully advises the Staff that the Company recognized immaterial amounts for the sale of Arculus Ecosystem products, all of which related to the Arculus Key cards for the year ended December 31, 2021 and the quarters ended March 31, 2022 and June 30, 2022, respectively. The Company has determined to not report on such revenues in its periodic reports until such amounts become material.

Division of Corporation Finance

Office of Finance

October 13, 2022

The Company respectfully advises the Staff that the Company has disclosed its existing revenue recognition policies for its products and services in the Form 10-K and Form 10-Q and the policy applies to all its products, including the products currently sold and proposed to be sold from the Arculus Ecosystem. As disclosed in the Form 10-K for the fiscal year ended December 31, 2021, the Company recognizes revenue based on a five-step model in accordance with Accounting Standards Codification (“ASC”) Topic 606. For the Company’s customer contracts, (i) the Company identifies the contract with a customer, (ii) the Company identifies the performance obligations in the contract, (iii) the Company determines the transaction price, (iv) the Company allocates the transaction price to the performance obligation; and (v) the Company recognizes revenue when we satisfy the performance obligation. The Company’s revenues are recorded at a point in time when the performance is fulfilled, which is when the product is shipped to or received by the customer. The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for transferring the products or services to a customer (“transaction price”).

As the revenue stream from Arculus Ecosystem products becomes material, the Company will expand its existing revenue recognition policy in accordance with ASC 606 around all the Arculus Ecosystem products and services, and will provide additional disclosure in its future filings.

The Company respectfully advises the Staff that in determining the appropriate categories to use to disaggregate revenue by major source for purposes of the disclosure, the Company considered the requirements of paragraph ASC 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company, however, concluded that the disaggregation would not be meaningful to a potential investor as the revenue for the fiscal year ended December 31, 2021 and the quarters ended March 31, 2022 and June 30, 2022, respectively, relating to Arculus Ecosystem products or services comprised a de minimis percentage of the Company’s consolidated revenues.

Segments, page 87

5.	You report in the slides attached as Exhibit 99.2 to your Item 2.02 Forms 8-K for the periods ended December 31, 2021 and June 30, 2022 that your Adjusted EBITDA includes approximately $21 million for the year ended December 31, 2021 and approximately $10 million for the six month period ended June 30, 2022 related to the launch of your Arculus platform. In the August 4, 2022 earnings call for the period ended June 30, 2022, management suggested that the Arculus program would be a separate reportable segment as it becomes a greater part of your business. The amounts you report as the impact of your Arculus business on Adjusted EBITDA appear to exceed 10% of your consolidated Adjusted EBITDA for the respective periods. Please provide for us your analysis supporting why your Arculus business is not an operating and reporting segment at either December 31, 2021 or June 30, 2022 and reference for us the authoritative literature you rely upon to support your position.

Division of Corporation Finance

Office of Finance

October 13, 2022

Response: The Company respectfully advises the Staff that under ASC 208-10, a public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10- 50-3 through 50-9; and

b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.

The Company currently functions as one operating and reportable unit. The Company has a clearly defined focus on providing its clients new, innovative and highly-differentiated secure payment products. The Company's chief operating decision-maker (“CODM”) is its President/Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information reviewed on an aggregate basis. The current distribution model is similar for most of the Company’s products and although the CODM receives certain financial information related to the Arculus program, the financial information received by the CODM related to the Arculus program is not considered to be a discrete set of financial information since expense reporting related to Arculus is limited to certain direct costs and no corporate allocations are made to the Arculus program. The information provided to the CODM does not individually contain sufficient detail to allow the CODM to assess performance and make resource allocations. The information furnished mostly highlights the revenue and marketing spend related to the Arculus program and is not used to make resource allocations. The Company is managed and operated as one business as the entire business is managed by a single management team that reports to the CODM. The Company does not operate separate lines of business with respect to any of its products and does not review discrete financial information to allocate resources to separate products or by location. Accordingly, the Company views its business as one reportable operating segment.

Based on the analysis under the ASC 280 guidance, the Company concluded that the Arculus program did not meet the criteria of being identified as a separate reporting segment in accordance with paragraphs 280-10-50-1 and 280-10- 50-3 through 50-9; and is not required to make separate segment disclosures, however, the Company will continue to monitor its segment reporting determination in the future.

8. Equity Structure
Non-Controlling Interest, page 99

6.	You disclose that your non-controlling interests are redeemable at your option subject to their terms and conditions. Please provide for us your analysis supporting classification of the non-controlling interests as temporary equity when ASC 480-10-S99-3A.2 includes the concept of redemption not being solely within the control of the issuer. Refer to specific guidance you rely upon in your response.

Division of Corporation Finance

Office of Finance

October 13, 2022

Response: The Company respectfully advises the Staff that it has considered the guidance in FASB ASC 480-10-S99-3A.2 and has concluded that it is appropriate to classify the non-controlling interest (“NCI”) within temporary equity. ASC 480-10-S99-3A requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

ASC 480-10-S99-3A(2) notes three scenarios that would result in preferred securities being classified outside of permanent equity and within temporary equity, one of which is redemption of the securities upon the occurrence of an event that is not solely within the control of the issuer. Pursuant to Section 2.1 of the Exchange Agreement, each Holdings Class B Unit can be redeemed for a share of PubCo Class A Common Stock or an equivalent amount of cash (at the election of PubCo), upon which a corresponding number of shares of PubCo Class B Common Stock will be cancelled. Although contractually, the cash redemption is in the control of PubCo’s “disinterested” directors per Section 2.1(a) of the Exchange Agreement, because the board of directors of PubCo is not controlled by the pre-combination Roman shareholders, the potential cash redemption of NCI is outside the control of PubCo/Holdings. The Company’s Class A and Class B common stock vote together on a one-for-one basis on all matters submitted to stockholders for approval, including election of directors. Class B common stock holders (all of whom are the pre-combination shareholders of Holdings) today own a majority of the outstanding voting shares (approximately 61 million of 76.1 million shares outstanding), and therefore have the voting power to elect all of the members of the Company’s Board of Directors, including the independent members of the Board. As a result, because potential cash redemption is considered outside the control of management of PubCo as the Class B common stock holders control the board as well as appoint the independent directors of the board, the NCI is included in temporary equity in the financial statements of the combined company.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Notes to Consolidated Financial Statements – Unaudited
13. Earnings Per Share
Change in Accounting Policy for net income per share, page 26

7.	Please tell us why the change you disclose in allocating income and calculating earnings per share effective April 1, 2022 is not the correction of an error. Reference for us the authoritative literature you rely upon to support your position. In addition, tell us your consideration for providing the letter from your independent registered public accountant as stipulated in Item 601(b)(18) of Regulation S-K or tell us where you provided this letter.

Response: The Company respectfully advises the Staff that the Company considers the change in allocating income and calculating earnings to represent a change in the method of applying an accounting principle (when considering ASC 250-10-45-2 and 45-12) and not a correction of an error. Specifically, the items affected by this change relate to: (1) the conversion and/or exercise of potential dilutive instruments (including warrants and earn-out shares) into Class A Common Stock of the Company (“Treatment of Potential Dilutive Instruments”) and (2) the treatment of the changes in fair value of the mark-to-market liabilities related to the Company's warrants and earn-out consideration issued upon its initial public offering (“Treatment of MTM Liabilities”).

Division of Corporation Finance

Office of Finance

October 13, 2022

For additional context, conversion/exercise of any Potential Dilutive Instruments into Class A Common Stock (at the Company level) results in an equal and simultaneous issuance of additional Class A Common Units from the subsidiary, Holdings, to the Company. From an economic perspective, as additional Class A Common Units are issued by Holdings to the Company, the Company is entitled to more of the income/loss in Holdings due to its increasing ownership percentage, compared to the percentage of equity represented by Class B Common Units held by NCI holders, which would be diluted per the Exchange Agreement.

In the Form 10-K and the Form 10-Q (filed for the quarter ended March 31, 2022):

1)	Diluted EPS was affected for the Treatment of Potential Dilutive Instruments under the application of the treasury stock method and if-converted method per ASC 260 in accordance with the nature of the instrument. Any impact on the calculation of the numerator for diluted EPS was solely related to the income/expense directly related to the Potential Dilutive Instruments at the Company level (i.e., there was no reallocation of earnings coming up from the Holdings level). The guidance in ASC 260 does not specifically address the required allocation in an Up-C structure like that of the Company, where there’s a second order effect of applying the treasury or if converted method to potential common shares. The Company analogized this situation to applying the two-class method when computing diluted EPS. In those situations, reallocating or not reallocating undistributed earnings are both acceptable

2)	As it relates to the Treatment of the MTM Liabilities, the Company issued warrants and may in the future issue earn-out shares, both of which are classified as liabilities on the Company’s balance sheet and remeasured to fair value each reporting period with changes recorded in earnings. In light of no other guidance specific to an Up-C structure, the Company included the entire change in fair value of the MTM Liabilities in the Company’s financial statements (factoring into the numerator for both basic and diluted EPS), which is reasonable given that it follows the entity that legally has the liabilities.

During the quarter ended June 30, 2022, the Company identified that there was diversity in industry practice to treat the above matters as illustrated by new interpretive guidance, published by one of the nationally-recognized accounting firms. This new interpretive guidance applies to the Treatment of the MTM Liabilities, which the Company believes more appropriately reflects the economics of such instruments and liabilities, and its impact on the calculation and presentation of EPS.

Division of Corporation Finance

Office of Finance

October 13, 2022

1)	Specifically, for the Treatment of Potential Dilutive Instruments, analogizing to the guidance in ASC 260-10-55-20(a) and 55-22 is a reasonable alternative methodology to use to reflect the effect of the Exchange Agreement on diluted EPS of the Company by reallocating the earnings first at the Holdings level based on the additional Class A Common Units that would be issued to the Company assuming exchange of the Potential Dilutive Instruments. This is an allowable alternative as the guidance discusses the impact that securities issued at a subsidiary level can have on the calculation of the numerator for diluted EPS at the parent’s level. Since ASC 260-10-55-22 requires adjusting the numerator in the parent’s diluted EPS calculation when there are securities issued by parent, convertible into common shares of the sub (to reflect the reallocation of the sub’s earnings), it would be appropriate to reallocate earnings in the Company’s scenario (where there are securities issued by the sub i.e. Holdings, convertible into shares of the parent, for which the conversion results in additional shares issued by the sub to the parent).

2)	Specifically, for the Treatment of the MTM Liabilities, although the parent is the legal obligor, all of the consolidated reporting entity’s operations exist within Holdings, and any obligation of the Company would be settled with Holdings’ assets. Therefore, the Companies with an Up-C structure, may choose either of two approaches: (a) allocating the changes in fair value of the instruments to NCI holders and the parent (i.e., pushing down a proportionate amount of the changes in fair value to Holdings) or (b) attributing the changes entirely to the parent under which 100% of the changes in fair value are recognized in the Company’s financial statements.

Accordingly, while the prior approach of the Company to attribute changes in fair value entirely to parent was acceptable under ASC 260, the diversity in industry practice and the newly available published interpretative guidance provided the Company with a new interpretation of the existing authoritative literature leading the Company to choose a different method of applying the accounting policy to attribute the changes in fair value of the instruments to NCI holders and parent and change to the Treatment of Potential Dilutive Instruments to present this information in its financial statements. Management believes that the allocation method used in the Form 10-Q (for the quarter ended June 30, 2022) is more reflective of the economics embedded within the Potential Dilutive Instruments and the MTM Liabilities.

As defined in ASC 250-10-20, a “Change in Accounting Principle” is a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.

A principle specifies how to account for a class of transactions, events or elements (e.g., assets) in the financial statements. A method is the mechanism for executing that principle, which may be specified by the relevant standard or at the discretion of the entity to achieve the principle. As discussed above, the change to the Treatment of the Potential Dilutive Instruments and Treatment of the MTM Liabilities represents a change in the method of applying an accounting principle, which meets the definition of a Change in Accounting Principle and is not the correction of an error.

Division of Corporation Finance

Office of Finance

October 13, 2022

ASC 250-10-45-2 further states that: “a reporting entity shall change an accounting principle only if either of the following apply:

a)	The change is required by a newly issued Codification update

b)	The entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable.”

The Company’s management determined that reallocating earnings for the Treatment of Potential Dilutive Instruments and pushing-down the changes in fair value of the MTM Liabilities are more preferable as those more appropriately reflect the economic impact to the Company under the Exchange Agreement upon exchange of the Potential Dilutive Instruments and for the recognition of changes in the fair value of the MTM Liabilities and, therefore, has justification for the use of an allowable alternative accounting principle.

ASC 250 outlines the requirements for changes in accounting principle from one acceptable method under GAAP to another acceptable method. The Company considered whether the change in the method of applying an accounting principle would require a preferability letter from the independent registered public accountants and has concluded that the Company will obtain a preferability letter from its independent registered public accounting firm as stipulated in Item 601(b)(18) of Regulation S-K and the Company currently expects to file the preferability letter as an exhibit to its next periodic report filed with the SEC (expected to be its Form 10-Q for the quarter ended September 30, 2022).

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me via email at tfitzsimmons@composecure.com or by phone at 908-518-0500, Ext. 1390.

Sincerely,

/s/ Timothy Fitzsimmons
Timothy Fitzsimmons
Chief Financial Officer

cc:            Jonathan C. Wilk, President and Chief Executive Officer, CompoSecure, Inc.

Steven J. Feder, General Counsel and Corporate Secretary, CompoSecure, Inc.

David C. Schwartz, Esq., Morgan Lewis & Bockius LLP